UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

The E.W. Scripps Company

(Name of Issuer)

Class A Common Shares

(Title of Class of Securities)

811054402

(CUSIP Number)

Bruce W. Sanford, Esq.

Baker & Hostetler LLP

Washington Square, Suite 1100

1050 Connecticut Avenue, NW

Washington, DC 20036-5304

(202) 861-1500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Virginia S. Vasquez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 326,602
	8	SHARED VOTING POWER 11,398,056
	9	SOLE DISPOSITIVE POWER 593,935
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,724,658
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 21.2%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON Rebecca Scripps Brickner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 326,868
	8	SHARED VOTING POWER 11,398,056
	9	SOLE DISPOSITIVE POWER 594,201
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,724,924
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 21.2%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON Estate of Robert P. Scripps, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 653,204
	8	SHARED VOTING POWER 11,398,056
	9	SOLE DISPOSITIVE POWER 1,187,870
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,051,260
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 21.8%
14	TYPE OF REPORTING PERSON (see instructions) OO

1	NAME OF REPORTING PERSON Edward W. Scripps, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 690,760
	8	SHARED VOTING POWER 11,398,056
	9	SOLE DISPOSITIVE POWER 1,225,426
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,088,816
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 21.8%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON Corina S. Granado
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 326,736
	8	SHARED VOTING POWER 11,398,056
	9	SOLE DISPOSITIVE POWER 594,069
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,724,792
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 21.2%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON Jimmy R. Scripps
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 653,337
	8	SHARED VOTING POWER 11,398,056
	9	SOLE DISPOSITIVE POWER 1,188,003
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,051,393
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 21.8%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON Mary Ann S. Sanchez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 326,736
	8	SHARED VOTING POWER 11,398,056
	9	SOLE DISPOSITIVE POWER 594,069
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,724,792
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 21.2%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON Margaret E. Scripps (Klenzing)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 326,802
	8	SHARED VOTING POWER 11,398,056
	9	SOLE DISPOSITIVE POWER 594,135
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,724,858
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 21.2%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON William H. Scripps
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 653,204
	8	SHARED VOTING POWER 11,398,056
	9	SOLE DISPOSITIVE POWER 1,187,870
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,051,260
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 21.8%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON Marilyn J. Scripps (Wade)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 336,602
	8	SHARED VOTING POWER 11,398,056
	9	SOLE DISPOSITIVE POWER 603,935
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,734,658
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 21.2%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON Adam R. Scripps
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 653,204
	8	SHARED VOTING POWER 11,398,056
	9	SOLE DISPOSITIVE POWER 1,187,870
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,051,260
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 21.8%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON William A. Scripps
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 653,337
	8	SHARED VOTING POWER 11,398,056
	9	SOLE DISPOSITIVE POWER 1,188,003
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,051,393
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 21.8%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON Gerald J. Scripps
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 108,867
	8	SHARED VOTING POWER 11,398,056
	9	SOLE DISPOSITIVE POWER 197,978
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,506,923
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.8%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON Charles E. Scripps, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 654,954
	8	SHARED VOTING POWER 11,398,056
	9	SOLE DISPOSITIVE POWER 1,189,620
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,053,010
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 21.8%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON Eli W. Scripps
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 108,867
	8	SHARED VOTING POWER 11,398,056
	9	SOLE DISPOSITIVE POWER 197,978
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,506,923
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.8%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON Jonathan L. Scripps
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 108,900
	8	SHARED VOTING POWER 11,398,056
	9	SOLE DISPOSITIVE POWER 198,011
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,506,956
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.8%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON Peter M. Scripps
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,398,056
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,398,056
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.6%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON Barbara Victoria Scripps Evans
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,398,056
	9	SOLE DISPOSITIVE POWER 74,977
	10	SHARED DISPOSITIVE POWER 730,955
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,398,056
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.6%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON Molly E. McCabe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 326,702
	8	SHARED VOTING POWER 11,398,056
	9	SOLE DISPOSITIVE POWER 594,035
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,724,758
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 21.2%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON JOHN P. SCRIPPS TRUST UNDER AGREEMENT DATED 2/10/77 FBO PETER M. SCRIPPS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,398,056
	9	SOLE DISPOSITIVE POWER 232,678
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,398,056
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.6%
14	TYPE OF REPORTING PERSON (see instructions) OO

1	NAME OF REPORTING PERSON JOHN P. SCRIPPS TRUST UNDER AGREEMENT DATED 2/10/77 FBO PAUL K. SCRIPPS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,398,056
	9	SOLE DISPOSITIVE POWER 232,678
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,398,056
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.6%
14	TYPE OF REPORTING PERSON (see instructions) OO

1	NAME OF REPORTING PERSON JOHN P. SCRIPPS TRUST UNDER AGREEMENT DATED 2/10/77 EXEMPT TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,398,056
	9	SOLE DISPOSITIVE POWER 32,921
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,398,056
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.6%
14	TYPE OF REPORTING PERSON (see instructions) OO

1	NAME OF REPORTING PERSON JOHN P. SCRIPPS TRUST UNDER AGREEMENT DATED 2/10/77 FBO BARBARA SCRIPPS EVANS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,398,056
	9	SOLE DISPOSITIVE POWER 232,678
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,398,056
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.6%
14	TYPE OF REPORTING PERSON (see instructions) OO

1	NAME OF REPORTING PERSON JOHN PETER SCRIPPS 1983 TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,398,056
	9	SOLE DISPOSITIVE POWER 11,546
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,398,056
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.6%
14	TYPE OF REPORTING PERSON (see instructions) OO

1	NAME OF REPORTING PERSON THE MARITAL TRUST OF THE LA DOW FAMILY TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,398,056
	9	SOLE DISPOSITIVE POWER 266,771
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,398,056
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.6%
14	TYPE OF REPORTING PERSON (see instructions) OO

1	NAME OF REPORTING PERSON ANNE M. LA DOW TRUST UNDER AGREEMENT DATED 10/27/2011
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,398,056
	9	SOLE DISPOSITIVE POWER 39,552
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,398,056
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.6%
14	TYPE OF REPORTING PERSON (see instructions) OO

1	NAME OF REPORTING PERSON THE LA DOW FAMILY TRUST UNDER AGREEMENT DATED 6/29/2004
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,398,056
	9	SOLE DISPOSITIVE POWER 271,237
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,398,056
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.6%
14	TYPE OF REPORTING PERSON (see instructions) OO

1	NAME OF REPORTING PERSON JOHN P. SCRIPPS TRUST FBO JOHN PETER SCRIPPS UNDER AGREEMENT DATED 12/28/84
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,398,056
	9	SOLE DISPOSITIVE POWER 22,520
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,398,056
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.6%
14	TYPE OF REPORTING PERSON (see instructions) OO

1	NAME OF REPORTING PERSON JOHN P. SCRIPPS TRUST FBO ELLEN MCRAE SCRIPPS UNDER AGREEMENT DATED 12/28/84
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,398,056
	9	SOLE DISPOSITIVE POWER 22,520
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,398,056
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.6%
14	TYPE OF REPORTING PERSON (see instructions) OO

1	NAME OF REPORTING PERSON JOHN P. SCRIPPS TRUST FBO DOUGLAS A. EVANS UNDER AGREEMENT DATED 12/28/84
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,398,056
	9	SOLE DISPOSITIVE POWER 22,520
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,398,056
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.6%
14	TYPE OF REPORTING PERSON (see instructions) OO

1	NAME OF REPORTING PERSON DOUGLAS A. EVANS 1983 TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,398,056
	9	SOLE DISPOSITIVE POWER 11,546
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,398,056
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.6%
14	TYPE OF REPORTING PERSON (see instructions) OO

1	NAME OF REPORTING PERSON ELLEN MCRAE SCRIPPS 1983 TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,398,056
	9	SOLE DISPOSITIVE POWER 11,546
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,398,056
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.6%
14	TYPE OF REPORTING PERSON (see instructions) OO

1	NAME OF REPORTING PERSON VICTORIA S. EVANS TRUST UNDER AGREEMENT DATED 5/19/2004
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,398,056
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,398,056
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.6%
14	TYPE OF REPORTING PERSON (see instructions) OO

1	NAME OF REPORTING PERSON PETER M. SCRIPPS TRUST UNDER AGREEMENT DATED 11/13/2002
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,398,056
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,398,056
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.6%
14	TYPE OF REPORTING PERSON (see instructions) OO

1	NAME OF REPORTING PERSON PAUL K. SCRIPPS FAMILY 1994 REVOCABLE TRUST UNDER AGREEMENT DATED 2/7/1994
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 44,914
	8	SHARED VOTING POWER 11,398,056
	9	SOLE DISPOSITIVE POWER 44,914
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,442,970
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.7%
14	TYPE OF REPORTING PERSON (see instructions) OO

1	NAME OF REPORTING PERSON THOMAS S. EVANS IRREVOCABLE TRUST UNDER AGREEMENT DATED 11/14/2012
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,398,056
	9	SOLE DISPOSITIVE POWER 40,911
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,398,056
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.6%
14	TYPE OF REPORTING PERSON (see instructions) OO

1	NAME OF REPORTING PERSON Thomas S. Evans
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,398,056
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,398,056
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.6%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON Douglas A. Evans
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,398,056
	9	SOLE DISPOSITIVE POWER 6,818
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,398,056
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.6%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON Julia Scripps Heidt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 337,330
	8	SHARED VOTING POWER 11,398,056
	9	SOLE DISPOSITIVE POWER 604,663
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,735,386
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 21.2%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON Paul K. Scripps
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 133,624
	8	SHARED VOTING POWER 11,398,056
	9	SOLE DISPOSITIVE POWER 201,756
	10	SHARED DISPOSITIVE POWER 730,955
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,531,680
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.8%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON Charles Kyne McCabe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 653,404
	8	SHARED VOTING POWER 11,398,056
	9	SOLE DISPOSITIVE POWER 1,188,070
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,051,460
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 21.8%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON Peter R. La Dow
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,398,056
	9	SOLE DISPOSITIVE POWER 271,237
	10	SHARED DISPOSITIVE POWER 730,955
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,398,056
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.6%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON J. Sebastian Scripps
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 653,504
	8	SHARED VOTING POWER 11,398,056
	9	SOLE DISPOSITIVE POWER 1,188,170
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,051,560
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 21.8%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON Anne M. La Dow
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,398,056
	9	SOLE DISPOSITIVE POWER 39,552
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,398,056
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.6%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON Wendy E. Scripps
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 326,602
	8	SHARED VOTING POWER 11,398,056
	9	SOLE DISPOSITIVE POWER 593,935
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,724,658
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 21.2%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON Nackey E. Scagliotti
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 429,841
	8	SHARED VOTING POWER 11,724,666
	9	SOLE DISPOSITIVE POWER 697,174
	10	SHARED DISPOSITIVE POWER 593,943
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,154,507
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 21.9%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON Cynthia J. Scripps
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 326,602
	8	SHARED VOTING POWER 11,398,056
	9	SOLE DISPOSITIVE POWER 593,935
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,724,658
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 21.2%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON Edith L. Tomasko
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 326,602
	8	SHARED VOTING POWER 11,398,056
	9	SOLE DISPOSITIVE POWER 593,935
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,724,658
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 21.2%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON Mary McCabe Peirce
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 443,091
	8	SHARED VOTING POWER 12,377,870
	9	SOLE DISPOSITIVE POWER 710,424
	10	SHARED DISPOSITIVE POWER 1,781,813
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,820,961
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 23.1%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON Elizabeth A. Logan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 326,602
	8	SHARED VOTING POWER 12,051,260
	9	SOLE DISPOSITIVE POWER 593,935
	10	SHARED DISPOSITIVE POWER 1,187,870
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,377,862
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.4%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON Eva Scripps Attal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 326,735
	8	SHARED VOTING POWER 11,398,056
	9	SOLE DISPOSITIVE POWER 594,068
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,724,791
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 21.2%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON John P. Scripps
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 66
	8	SHARED VOTING POWER 11,398,056
	9	SOLE DISPOSITIVE POWER 23,931
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,398,122
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.6%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON Eaton M. Scripps
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 692,922
	8	SHARED VOTING POWER 11,398,056
	9	SOLE DISPOSITIVE POWER 1,227,588
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,090,978
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 21.8%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON Megan Scripps Tagliaferri
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 326,702
	8	SHARED VOTING POWER 11,398,056
	9	SOLE DISPOSITIVE POWER 594,035
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,724,758
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 21.2%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON Ellen McRae Scripps
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 66
	8	SHARED VOTING POWER 11,398,056
	9	SOLE DISPOSITIVE POWER 23,932
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,398,122
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.6%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 811054402

EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13D (this “Amendment”) amends the items included herein that were contained in the Schedule 13D filed on October 26, 1992 and amended by Amendment No. 1 dated October 22, 1993 and Amendment No. 2 dated January 24, 2013 (collectively, the “Original Schedule 13D” and, together with this Amendment, this “Schedule 13D”) relating to the Class A Common Shares, $.01 par value per share (the “Class A Common Shares”), and Common Voting Shares, $.01 par value per share (the “Common Voting Shares,” and, together with the Class A Common Shares, the “Common Shares”), of The E.W. Scripps Company, an Ohio corporation (the “Issuer”).

On March 14, 2013 (the “Distribution Date”), 23,163,464 of the Common Shares held by The Edward W. Scripps Trust (the “Trust”) were distributed to the residuary beneficiaries of the Trust (the “Trust Beneficiaries”), other than three Trust Beneficiaries who are minors (the “Minors”). This Amendment is being filed to, among other things, (a) update the information regarding the beneficial ownership of the Common Shares by the persons filing this Schedule 13D (the “Reporting Persons”), and (b) indicate that the provisions of the Scripps Family Agreement (as defined below) are now fully effective and that the voting provisions established by the order (the “Order”) entered by the Court of Common Pleas, Probate Division, Butler County, Ohio (the “Court”) on January 22, 2013 directing the Trustees (the “Trustees”) of the Trust with respect to the voting of the Common Voting Shares then held by the Trust no longer apply to the Common Voting Shares held by the Reporting Persons, except with respect to the voting of the Common Shares at the Issuer’s annual meeting of shareholders to be held on May 1, 2013, for which the record date for determining the shareholders entitled to vote was March 13, 2013 and preceded the Distribution Date.

Item 2. Identity and Background.

The second paragraph of Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The Trust terminated on the death of Robert P. Scripps, Jr. on October 18, 2012. An aggregate of 23,163,464 of the Common Shares held by the Trust were distributed to the Reporting Persons pursuant to the terms of the Trust for no consideration on the Distribution Date. The remaining 593,943 Common Shares held by the Trust (other than nine Class A Common Shares that will be sold in the market so that no fractional shares will be distributed) are expected to be distributed in the next few months to trusts to be established for the purpose of holding the shares on behalf of the Minors (collectively, the “Minors Trust”), of which one of the Reporting Persons is expected to be appointed as a trust advisor with respect to the transfer and voting of such Common Shares.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

Edward W. Scripps believed that the Issuer was an institution impressed with a public interest because of its engagement in the publishing of daily newspapers and that the exercise of control over the Issuer carried a responsibility to maintain the independence and integrity of its newspapers. To this end, he established the Trust in 1922, among other reasons, to hold the controlling interest in the capital stock of the Issuer.

The Reporting Persons entered into the Scripps Family Agreement, convinced of the wisdom and farsightedness of Edward W. Scripps’ views and believing that it would be in the best interests of the Issuer, its shareholders, its employees and the public for the Reporting Persons to take steps to preserve the independence and integrity of the Issuer by restricting the transfer and governing the voting of Common Voting Shares distributed to such Reporting Persons following the termination of the Trust.

CUSIP No. 811054402

The Trust terminated on the death of Robert P. Scripps, Jr. on October 18, 2012. An aggregate of 23,163,464 of the Common Shares held by the Trust were distributed to the Reporting Persons pursuant to the terms of the Trust for no consideration on the Distribution Date. The remaining 593,943 Common Shares held by the Trust (other than the nine Class A Common Shares to be sold) are expected to be distributed in the next few months to the Minors Trust, of which one of the Reporting Persons is expected to be appointed as a trust advisor with respect to the transfer and voting of such Common Shares.

As termination of the Trust approached, the Trustees anticipated that there could be a significant delay between such termination and the distribution of the Common Shares to the Trust Beneficiaries. Accordingly, on June 15, 2011, the Trustees filed a petition with the Court that sought, among other things, (a) to prepare for the administration of the Trust following its eventual termination, (b) to confirm the Trustees’ authority to continue the investment and management of the Trust’s assets during the period between Trust termination and final distribution of assets (the “Winding-up Period”), and (c) to authorize the Trustees to vote the Common Voting Shares during the Winding-up Period substantially in accordance with the procedures set forth in the Scripps Family Agreement. The petition was filed under seal in accordance with Ohio court rules and pursuant to the Court’s order, and the parties to the action are bound by a protective order issued by the Court that limits disclosure with respect to the proceedings.

The Court issued the Order on January 22, 2013 under the provisions of its prior order sealing the proceedings. With the Court’s authorization, the Trustees advised the Issuer that the Order generally provides that during the Winding-up Period the Trustees shall vote (or enter into or decline to enter into binding agreements to vote) the Common Voting Shares held by the Trust as instructed by a vote conducted in accordance with the procedures of Section 9 of the Scripps Family Agreement. In the absence of instructions from a vote under the Scripps Family Agreement and the Order, the Trustees may vote the Common Voting Shares in the manner they determine, in their discretion, to be in the best interests of the Trust Beneficiaries, so long as the vote does not relate to a change of control transaction. If the vote relates to a change of control transaction, the Trustees will not vote the Common Voting Shares held by the Trust in the absence of such instructions.

As of the Distribution Date, the provisions of the Order regarding the voting by the Trustees of the Common Voting Shares held by the Trust during the Winding-up Period ceased to apply to the Common Voting Shares distributed to the Reporting Persons, except with respect to the voting of the Common Shares at the Issuer’s annual meeting of shareholders to be held on May 1, 2013, for which the record date for determining the shareholders entitled to vote was March 13, 2013 and preceded the Distribution Date. The Common Voting Shares that remain in the Trust will continue to be subject to the voting provisions in the Order until their expected distribution to the Minors Trust. The Minors are not parties to the Scripps Family Agreement, and the Minors Trust may or may not become a party in the future. The Reporting Person who may be appointed as trust advisor with respect to the Common Shares to be held by the Minors Trust may be deemed to have beneficial ownership of those shares, but unless the Minors Trust becomes a party, will not be bound by the Scripps Family Agreement with respect to those Common Shares. As of the Distribution Date, the provisions of the Scripps Family Agreement fully govern the transfer and voting of the Common Voting Shares held by the Reporting Persons except as noted above. The matters set forth in Item 6 are incorporated into this Item 4 by reference as if fully set forth herein.

Except as otherwise described in this Schedule 13D, the Reporting Persons do not have any plans or proposals which relate to or would result in any of the events or matters described in clauses (a) through (j) of Item 4 to Schedule 13D. The Reporting Persons reserve the right to formulate plans and/or make proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 811054402

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) Appendix B hereto sets forth (i) the number of Common Voting Shares and Class A Common Shares beneficially owned by each Reporting Person (excluding Common Shares beneficially owned by other Reporting Persons and the Trust unless otherwise indicated), (ii) the aggregate number of Common Voting Shares and Class A Common Shares that may be deemed to be beneficially owned by each Reporting Person, including all Common Voting Shares beneficially owned by the Reporting Persons and the Trust, and (iii) the percentage of the number of outstanding Common Voting Shares and Class A Common Shares that may be deemed to be beneficially owned by each Reporting Person.

(b) Except as provided in the Scripps Family Agreement or the Order or as set forth on Appendix B, each Reporting Person has the sole power to dispose or direct the disposition of all Class A Common Shares and Common Voting Shares that such Reporting Person beneficially owned as of the Distribution Date.

The Reporting Persons share voting power with each other with respect to their Common Voting Shares under the terms of the Scripps Family Agreement. The Reporting Persons also share voting power with the Trust with respect to the Common Voting Shares held by the Trust under the terms of the Order and the Scripps Family Agreement. The voting provisions established by the Order will continue to apply to the remaining Common Voting Shares held by the Trust until the expected distribution of such shares to the Minors Trust. As a result, the Reporting Persons may direct the manner in which the remaining Common Voting Shares are voted by the Trustees, under certain circumstances, as instructed by a vote conducted in accordance with the procedures of Section 9 of the Scripps Family Agreement. The Common Voting Shares held by the Reporting Persons will also be voted as instructed by a vote conducted in accordance with the procedures of Section 9 of the Scripps Family Agreement. Due to this shared voting power, the aggregate number of Common Voting shares that may be deemed to be beneficially owned by the Reporting Persons includes 267,333 Common Voting Shares held by the Trust and 11,130,723 Common Voting Shares held by the Reporting Persons. Following a distribution of the remaining 267,333 Common Voting Shares from the Trust to the Minors Trust, they will not be subject to the Scripps Family Agreement unless the Minors Trust becomes a party in the future.

The Trustees of the Trust are John H. Burlingame, Mary McCabe Peirce and Nackey E. Scagliotti. Ms. Peirce and Ms. Scagliotti are each a director and Mr. Burlingame is a former director of the Issuer and each has a business address c/o the Trust at 13350 Metro Parkway, Suite 301, Fort Myers, Florida 33966. During the past five years, no Trustee (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The affirmative vote of a majority of the Trustees is required to determine how the Class A Common Shares or the Common Voting Shares held by the Trust will be voted or whether to dispose of any such shares. Each trustee disclaims “beneficial ownership” of the shares held by the Trust, as such term is defined in Rule 13d-3 under the Securities and Exchange Act of 1934, as amended.

(c) Except as described herein and on Appendix C, none of the Reporting Persons has effected any transactions in the Class A Common Shares or Common Voting Shares in the past 60 days.

CUSIP No. 811054402

(d) Inapplicable.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

Order of the Court

As termination of the Trust approached, the Trustees anticipated that there could be a significant delay between such termination and the distribution of the Common Shares to the Trust Beneficiaries. Accordingly, on June 15, 2011, the Trustees filed a petition with the Court that sought, among other things, (a) to prepare for the administration of the Trust following its eventual termination, (b) to confirm the Trustees’ authority to continue the investment and management of the Trust’s assets during the Winding-up Period, and (c) to authorize the Trustees to vote the Common Voting Shares during the Winding-up Period substantially in accordance with the procedures set forth in the Scripps Family Agreement. The petition was filed under seal in accordance with Ohio court rules and pursuant to the Court’s order, and the parties to the action are bound by a protective order issued by the Court that limits disclosure with respect to the proceedings.

The Court issued the Order on January 22, 2013 under the provisions of its prior order sealing the proceedings. With the Court’s authorization, the Trustees advised the Issuer that the Order generally provides that during the Winding-up Period the Trustees shall vote (or enter into or decline to enter into binding agreements to vote) the Common Voting Shares held by the Trust as instructed by a vote conducted in accordance with the procedures of Section 9 of the Scripps Family Agreement. In the absence of instructions from a vote under the Scripps Family Agreement and the Order, the Trustees may vote the Common Voting Shares in the manner they determine, in their discretion, to be in the best interests of the Trust Beneficiaries, so long as the vote does not relate to a change of control transaction. If the vote relates to a change of control transaction, the Trustees will not vote the Common Voting Shares held by the Trust in the absence of such instructions.

As of the Distribution Date, the provisions of the Order regarding the voting of the Common Voting Shares during the Winding-up Period ceased to apply to the Common Voting Shares held by the Reporting Persons. The Common Voting Shares that remain in the Trust as of the date hereof will continue to be subject to the voting provisions in the Order until their expected distribution to the Minors Trust in the next few months.

Scripps Family Agreement

General. The Issuer and the Reporting Persons entered into the Scripps Family Agreement dated October 15, 1992 (the “Scripps Family Agreement”) to restrict the transfer and govern the voting of Common Voting Shares that the Reporting Persons may acquire or own after the termination of the Trust.

The provisions restricting transfer and governing voting of Common Voting Shares held by the Reporting Persons became fully effective as of the Distribution Date. As of March 18, 2013, the Reporting Persons held (excluding 534,666 Common Voting Shares with respect to which two of the Reporting Persons are co-guardians on behalf of another Trust Beneficiary, who is a minor and not a party to the Scripps Family Agreement) in the aggregate approximately 93.3% of the outstanding Common Voting Shares.

CUSIP No. 811054402

The voting provisions established by the Order will continue to apply to the remaining Common Voting Shares held by the Trust until such shares are distributed to the Minors Trust. As a result, the Reporting Persons may direct the manner in which the remaining Common Voting Shares are voted by the Trustees, under certain circumstances, as instructed by a vote conducted in accordance with the procedures of Section 9 of the Scripps Family Agreement. As of March 18, 2013, the Reporting Persons share voting power with respect to 95.5% of the outstanding Common Voting Shares. Following the expected distribution of the remaining 267,333 Common Voting Shares from the Trust to the Minors Trust, they will not be subject to the Scripps Family Agreement unless the Minors Trust becomes a party in the future.

The provisions restricting transfer of Common Voting Shares under the Scripps Family Agreement will continue until 21 years after the death of the last survivor of the descendants of Robert P. Scripps and John P. Scripps alive when the Trust terminated. The provisions of the Scripps Family Agreement governing the voting of Common Voting Shares will be effective for a 10-year period after termination of the Trust and may be renewed for additional 10-year periods.

Transfer Restrictions. The Scripps Family Agreement provides that no Reporting Person may dispose of any Common Voting Shares (except as otherwise summarized below) without first giving other Reporting Persons and the Issuer the opportunity to purchase such shares. The Reporting Persons cannot convert Common Voting Shares into Class A Common Shares except for a limited period of time after giving other Reporting Persons and the Issuer the aforesaid opportunity to purchase and except in certain other limited circumstances.

The Reporting Persons are permitted to transfer Common Voting Shares to their lineal descendants or trusts for the benefit of such descendants, or to any trust for the benefit of such a descendant, or to any trust for the benefit of the spouse of such descendant or any other person or entity. Descendants to whom such shares are sold or transferred outright, and trustees of trusts into which such shares are transferred, must become parties to the Scripps Family Agreement or such shares shall be deemed to be offered for sale pursuant to the Scripps Family Agreement. The Reporting Persons are also permitted to transfer Common Voting Shares by testamentary transfer to their spouses provided such shares are converted to Class A Common Shares and to pledge such shares as collateral security provided that the pledgee agrees to be bound by the terms of the Scripps Family Agreement. If title to any such shares subject to any trust is transferred to anyone other than a descendant of Robert Paine Scripps or John P. Scripps, or if a person who is a descendant of Robert Paine Scripps or John P. Scripps acquires outright any such shares held in trust but is not or does not become a party to the Scripps Family Agreement, such shares shall be deemed to be offered for sale pursuant to the Scripps Family Agreement. Any valid transfer of Common Voting Shares made by the Reporting Persons without compliance with the Scripps Family Agreement will result in automatic conversion of such shares to Class A Common Shares.

Voting Provisions. The Scripps Family Agreement provides that the Issuer will call a meeting of the Reporting Persons prior to each annual or special meeting of the shareholders of the Issuer held after termination of the Trust (each such meeting hereinafter referred to as a “Required Meeting”). At each Required Meeting, the Issuer will submit for decision by the Reporting Persons, each matter, including election of directors, that the Issuer will submit to the holders of its Common Voting Shares at the annual meeting or special meeting with respect to which the Required Meeting has been called. Each Reporting Person will be entitled, either in person or by proxy, to cast one vote for each Common Voting Share owned of record or beneficially by him or her on each matter brought before the Required Meeting. Each Reporting Person will be bound by the decision reached by majority vote with respect to each matter brought before the Required Meeting, and at the related annual or special meeting of the shareholders of the Issuer each Reporting Person will vote his Common Voting Shares in accordance with decisions reached at the Required Meeting of the Reporting Persons.

CUSIP No. 811054402

Other Relationships

Four of the Reporting Persons, Ms. Scagliotti, Ms. Peirce, Anne M. La Dow and Paul K. Scripps, are directors of the Issuer and, as compensation for their Board service, have received options to purchase Class A Common Shares and restricted stock units that will convert into Class A Common Shares upon vesting. These Reporting Persons may receive annual awards of options or restricted stock units in the future in accordance with the Issuer’s current Board compensation program. Ms. Scagliotti informed the Board of Directors of the Issuer on February 21, 2013, that she plans to retire from service to the Issuer and will not stand for re-election to the board at its annual meeting of shareholders on May 1, 2013.

Certain of the Reporting Persons act as co-trustees of trusts that beneficially own Common Shares, or act as co-guardians with respect to Common Shares for the benefit of a minor as is described in more detail on Appendix B.

CUSIP No. 811054402

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct and each agrees, pursuant to Rule 13d-1(k)(1)(iii), that a Joint Schedule 13D be filed on behalf of each of the undersigned in respect to the Class A Common Stock of the Issuer.

*	*
Virginia S. Vasquez, individually and as co-executor of the estate of Robert P. Scripps, Jr.	Rebecca Scripps Brickner, individually and as co-executor of the estate of Robert P. Scripps, Jr.

*	*
Edward W. Scripps, Jr.	Corina S. Granado

*	*
Jimmy R. Scripps	Mary Ann S. Sanchez

*	*
Margaret E. Scripps (Klenzing)	William H. Scripps

*	*
Marilyn J. Scripps (Wade)	Adam R. Scripps

*	*
William A. Scripps	Gerald J. Scripps

*	*
Charles E. Scripps, Jr.	Eli W. Scripps

*	*
Jonathan L. Scripps	Peter M. Scripps

*	*
Barbara Victoria Scripps Evans	Molly E. McCabe

/s/ Bruce W. Sanford	March 18, 2013
Bruce W. Sanford (Attorney-in-fact)	Date

*	Bruce W. Sanford, by signing his name hereto, does sign this document on behalf of such person pursuant to a power of attorney executed by such person and attached to the Schedule 13D.

CUSIP No. 811054402

JOHN P. SCRIPPS TRUST UNDER AGREEMENT DATED 2/10/77 FBO PETER M. SCRIPPS	JOHN P. SCRIPPS TRUST UNDER AGREEMENT DATED 2/10/77 FBO PAUL K. SCRIPPS

*	*
Paul K. Scripps, Trustee	Paul K. Scripps, Trustee

*	*
Peter R. La Dow, Trustee	Peter R. La Dow, Trustee

*	*
Barbara Scripps Evans, Trustee	Barbara Scripps Evans, Trustee

JOHN P. SCRIPPS TRUST UNDER AGREEMENT DATED 2/10/77 EXEMPT TRUST	JOHN P. SCRIPPS TRUST UNDER AGREEMENT DATED 2/10/77 FBO BARBARA SCRIPPS EVANS

*	*
Paul K. Scripps, Trustee	Paul K. Scripps, Trustee

*	*
Peter R. La Dow, Trustee	Peter R. La Dow, Trustee

*	*
Barbara Scripps Evans, Trustee	Barbara Scripps Evans, Trustee

JOHN PETER SCRIPPS 1983 TRUST	THE MARITAL TRUST OF THE LA DOW FAMILY TRUST

*	*
Paul K. Scripps, Trustee	Peter R. La Dow, Trustee

ANNE M. LA DOW TRUST UNDER AGREEMENT DATED 10/27/2011	THE LA DOW FAMILY TRUST UNDER AGREEMENT DATED 6/29/2004

*	*
Anne M. La Dow, Trustee	Peter R. La Dow, Trustee

/s/ Bruce W. Sanford	March 18, 2013
Bruce W. Sanford (Attorney-in-fact)	Date

*	Bruce W. Sanford, by signing his name hereto, does sign this document on behalf of such person pursuant to a power of attorney executed by such person and attached to the Schedule 13D.

CUSIP No. 811054402

JOHN P. SCRIPPS TRUST FBO JOHN PETER SCRIPPS UNDER AGREEMENT DATED 12/28/84	JOHN P. SCRIPPS TRUST FBO ELLEN MCRAE SCRIPPS UNDER AGREEMENT DATED 12/28/84

*	*
Paul K. Scripps, Trustee	Paul K. Scripps, Trustee

JOHN P. SCRIPPS TRUST FBO DOUGLAS A. EVANS UNDER AGREEMENT DATED 12/28/84	DOUGLAS A. EVANS 1983 TRUST

*	*
Barbara Scripps Evans, Trustee	Barbara Scripps Evans, Trustee

ELLEN MCRAE SCRIPPS 1983 TRUST	VICTORIA S. EVANS TRUST UNDER AGREEMENT DATED 5/19/2004

*	*
Paul K. Scripps, Trustee	Barbara Scripps Evans, Trustee

PETER M. SCRIPPS TRUST UNDER AGREEMENT DATED 11/13/2002	PAUL K. SCRIPPS FAMILY 1994 REVOCABLE TRUST UNDER AGREEMENT DATED 2/7/1994

*	*
Peter M. Scripps, Trustee	Paul K. Scripps, Trustee

THOMAS S. EVANS IRREVOCABLE TRUST UNDER AGREEMENT DATED 11/14/2012

*
Barbara Scripps Evans, Trustee

/s/ Bruce W. Sanford	March 18, 2013
Bruce W. Sanford (Attorney-in-fact)	Date

*	Bruce W. Sanford, by signing his name hereto, does sign this document on behalf of such person pursuant to a power of attorney executed by such person and attached to the Schedule 13D.

CUSIP No. 811054402

*	*
Thomas S. Evans	Douglas A. Evans

*	*
Julia Scripps Heidt	Paul K. Scripps

*	*
Charles Kyne McCabe	Peter R. La Dow

*	*
J. Sebastian Scripps	Anne M. La Dow

*	*
Wendy E. Scripps	Nackey E. Scagliotti

*	*
Cynthia J. Scripps	Edith L. Tomasko

*	*
Mary McCabe Peirce	Elizabeth A. Logan

*	*
Eva Scripps Attal	John P. Scripps

*	*
Eaton M. Scripps	Megan Scripps Tagliaferri

*
Ellen McRae Scripps

/s/ Bruce W. Sanford	March 18, 2013
Bruce W. Sanford (Attorney-in-fact)	Date

*	Bruce W. Sanford, by signing his name hereto, does sign this document on behalf of such person pursuant to a power of attorney executed by such person and attached to the Schedule 13D.

APPENDIX B

The following table sets forth as of March 18, 2013: (i) the number of Common Voting Shares and Class A Common Shares beneficially owned by each Reporting Person, excluding Common Shares beneficially owned by other Reporting Persons and the Trust unless otherwise indicated, (ii) the aggregate number of Common Voting Shares and Class A Common Shares that may be deemed to be beneficially owned by each Reporting Person, including all shares beneficially owned by the Reporting Persons and the Trust, and (iii) the percentage of Common Voting Shares and Class A Common Shares that may be deemed to be beneficially owned by each Reporting Person. Except as otherwise noted in the table, each Reporting Person has (x) sole voting power (to the extent such shares are entitled to vote) with respect to the Class A Common Shares listed under column (i), (y) sole dispositive power with respect to the Common Voting Shares and Class A Common Shares listed under column (i), and (z) shared voting power with respect to the Common Voting Shares listed under column (ii).

Subject to the Scripps Family Agreement, each Common Voting Share is convertible at no cost and at any time into one Class A Common Share on a one-for-one basis. The aggregate number and percentage of Class A Common Shares (columns (ii) and (iii)) assumes the conversion of all Common Voting Shares to Class A Common Shares beneficially owned by the Reporting Person and the Trust. The percentages of Common Voting Shares are based on 11,932,722 shares of the Issuer’s Common Voting Shares, calculated based on the 11,932,735 Common Voting Shares reported as outstanding as of January 31, 2013 in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2012 (the “Form 10-K”) less the 13 Common Voting Shares converted by the Trust into Class A Common Shares on March 4, 2013. The percentages of Class A Common Shares are based on 43,977,739 of the Issuer’s Class A Common Shares outstanding as of January 31, 2013, as reported in the Form 10-K.

(i) Number of Common Voting Shares and Class A Common Shares Beneficially Owned (Excluding Shares Held by Other Reporting Persons and the Trust)	(ii)
Aggregate Number  of
Common Voting Shares and
Class A Common Shares Beneficially
Owned  (Including All Common
Voting Shares Subject to the Scripps
Family Agreement and Common
			Voting Shares Held by the Trust)		(iii) Aggregate Percentage of Common Voting Shares and Class A Common Shares Beneficially Owned
Name	Common Voting Shares	Class A Common Shares	Common Voting Shares (1)	Class A Common Shares	Common Voting Shares	Class A Common Shares
Virginia S. Vasquez	267,333	326,602	11,398,056	11,724,658	95.5%	21.2%
Rebecca Scripps Brickner (2)	267,333	326,868	11,398,056	11,724,924	95.5%	21.2%
Estate of Robert P. Scripps, Jr.	534,666	653,204	11,398,056	12,051,260	95.5%	21.8%
Edward W. Scripps, Jr. (3)	534,666	690,760	11,398,056	12,088,816	95.5%	21.8%

CUSIP No. 811054402

(i) Number of Common Voting Shares and Class A Common Shares Beneficially Owned (Excluding Shares Held by Other Reporting Persons and the Trust)	(ii)
Aggregate Number  of
Common Voting Shares and
Class A Common Shares Beneficially
Owned  (Including All Common
Voting Shares Subject to the Scripps
Family Agreement and Common
			Voting Shares Held by the Trust)		(iii) Aggregate Percentage of Common Voting Shares and Class A Common Shares Beneficially Owned
Name	Common Voting Shares	Class A Common Shares	Common Voting Shares (1)	Class A Common Shares	Common Voting Shares	Class A Common Shares
Corina S. Granado	267,333	326,736	11,398,056	11,724,792	95.5%	21.2%
Jimmy R. Scripps	534,666	653,337	11,398,056	12,051,393	95.5%	21.8%
Mary Ann S. Sanchez	267,333	326,736	11,398,056	11,724,792	95.5%	21.2%
Margaret E. Scripps (Klenzing)	267,333	326,802	11,398,056	11,724,858	95.5%	21.2%
William H. Scripps	534,666	653,204	11,398,056	12,051,260	95.5%	21.8%
Marilyn J. Scripps (Wade)	267,333	336,602	11,398,056	11,734,658	95.5%	21.2%
Adam R. Scripps	534,666	653,204	11,398,056	12,051,260	95.5%	21.8%
William A. Scripps	534,666	653,337	11,398,056	12,051,393	95.5%	21.8%
Gerald J. Scripps	89,111	108,867	11,398,056	11,506,923	95.5%	20.8%
Charles E. Scripps, Jr.	534,666	654,954	11,398,056	12,053,010	95.5%	21.8%
Eli W. Scripps	89,111	108,867	11,398,056	11,506,923	95.5%	20.8%
Jonathan L. Scripps	89,111	108,900	11,398,056	11,506,956	95.5%	20.8%
Peter M. Scripps (4)	-0-	-0-	11,398,056	11,398,056	95.5%	20.6%
Barbara Victoria Scripps Evans (5)	805,932	-0-	11,398,056	11,398,056	95.5%	20.6%
Molly E. McCabe	267,333	326,702	11,398,056	11,724,758	95.5%	21.2%
John P. Scripps Trust FBO Peter M. Scripps U/A dated 2/10/77	232,678	-0-	11,398,056	11,398,056	95.5%	20.6%
John P. Scripps Trust FBO Paul K. Scripps U/A dated 2/10/77	232,678	-0-	11,398,056	11,398,056	95.5%	20.6%

CUSIP No. 811054402

(i) Number of Common Voting Shares and Class A Common Shares Beneficially Owned (Excluding Shares Held by Other Reporting Persons and the Trust)	(ii)
Aggregate Number  of
Common Voting Shares and
Class A Common Shares Beneficially
Owned  (Including All Common
Voting Shares Subject to the Scripps
Family Agreement and Common
			Voting Shares Held by the Trust)		(iii) Aggregate Percentage of Common Voting Shares and Class A Common Shares Beneficially Owned
Name	Common Voting Shares	Class A Common Shares	Common Voting Shares (1)	Class A Common Shares	Common Voting Shares	Class A Common Shares
John P. Scripps Trust Exempt Trust U/A dated 2/10/77	32,921	-0-	11,398,056	11,398,056	95.5%	20.6%
John P. Scripps Trust FBO Barbara Scripps Evans U/A dated 2/10/77	232,678	-0-	11,398,056	11,398,056	95.5%	20.6%
John Peter Scripps 1983 Trust	11,546	-0-	11,398,056	11,398,056	95.5%	20.6%
The Marital Trust of the La Dow Family Trust	266,771	-0-	11,398,056	11,398,056	95.5%	20.6%
Anne M. La Dow Trust U/A dated 10/27/2011	39,552	-0-	11,398,056	11,398,056	95.5%	20.6%
The La Dow Family Trust (6) U/A dated 6/29/2004	271,237	-0-	11,398,056	11,398,056	95.5%	20.6%
John P. Scripps Trust FBO John Peter Scripps U/A dated 12/28/84	22,520	-0-	11,398,056	11,398,056	95.5%	20.6%
John P. Scripps Trust FBO Ellen McRae Scripps U/A dated 12/28/84	22,520	-0-	11,398,056	11,398,056	95.5%	20.6%
John P. Scripps Trust FBO Douglas A. Evans U/A dated 12/24/84	22,520	0	11,398,056	11,398,056	95.5%	20.6%
Douglas A. Evans 1983 Trust	11,546	-0-	11,398,056	11,398,056	95.5%	20.6%

CUSIP No. 811054402

(i) Number of Common Voting Shares and Class A Common Shares Beneficially Owned (Excluding Shares Held by Other Reporting Persons and the Trust)	(ii)
Aggregate Number  of
Common Voting Shares and
Class A Common Shares Beneficially
Owned  (Including All Common
Voting Shares Subject to the Scripps
Family Agreement and Common
			Voting Shares Held by the Trust)		(iii) Aggregate Percentage of Common Voting Shares and Class A Common Shares Beneficially Owned
Name	Common Voting Shares	Class A Common Shares	Common Voting Shares (1)	Class A Common Shares	Common Voting Shares	Class A Common Shares
Ellen McRae Scripps 1983 Trust	11,546	-0-	11,398,056	11,398,056	95.5%	20.6%
Victoria S. Evans Trust U/A dated 5/19/2004	-0-	-0-	11,398,056	11,398,056	95.5%	20.6%
Peter M. Scripps Trust U/A dated 11/13/2002	-0-	-0-	11,398,056	11,398,056	95.5%	20.6%
Paul K. Scripps Family Revocable Trust U/A dated 2/7/1994	-0-	44,914	11,398,056	11,442,970	95.5%	20.7%
Thomas S. Evans Irrevocable Trust U/A dated 11/13/2012	40,911	-0-	11,398,056	11,398,056	95.5%	20.6%
Thomas S. Evans	-0-	-0-	11,398,056	11,398,056	95.5%	20.6%
Douglas A. Evans	6,818	-0-	11,398,056	11,398,056	95.5%	20.6%
Julia Scripps Heidt	267,333	337,330	11,398,056	11,735,386	95.5%	21.2%
Paul K. Scripps (7)	799,087	133,624	11,398,056	11,531,680	95.5%	20.8%
Charles Kyne McCabe	534,666	653,404	11,398,056	12,051,460	95.5%	21.8%
Peter R. La Dow (8)	1,002,192	-0-	11,398,056	11,398,056	95.5%	20.6%
J. Sebastian Scripps (9)	534,666	653,504	11,398,056	12,051,560	95.5%	21.8%
Anne M. La Dow (10)	39,552	-0-	11,398,056	11,398,056	95.5%	20.6%
Wendy E. Scripps	267,333	326,602	11,398,056	11,724,658	95.5%	21.2%
Nackey E. Scagliotti (11)	534,666	756,451	11,398,056	12,154,507	95.5%	21.9%
Cynthia J. Scripps	267,333	326,602	11,398,056	11,724,658	95.5%	21.2%

CUSIP No. 811054402

(i) Number of Common Voting Shares and Class A Common Shares Beneficially Owned (Excluding Shares Held by Other Reporting Persons and the Trust)	(ii)
Aggregate Number  of
Common Voting Shares and
Class A Common Shares Beneficially
Owned  (Including All Common
Voting Shares Subject to the Scripps
Family Agreement and Common
			Voting Shares Held by the Trust)		(iii) Aggregate Percentage of Common Voting Shares and Class A Common Shares Beneficially Owned
Name	Common Voting Shares	Class A Common Shares	Common Voting Shares (1)	Class A Common Shares	Common Voting Shares	Class A Common Shares
Edith L. Tomasko	267,333	326,602	11,398,056	11,724,658	95.5%	21.2%
Mary McCabe Peirce (12)	1,069,332	1,422,905	11,398,056	12,820,961	95.5%	23.1%
Elizabeth A. Logan (13)	801,999	979,806	11,398,056	12,377,862	95.5%	22.4%
Eva Scripps Attal	267,333	326,735	11,398,056	11,724,791	95.5%	21.2%
John P. Scripps	23,865	66	11,398,056	11,398,122	95.5%	20.6%
Eaton M. Scripps	534,666	692,922	11,398,056	12,090,978	95.5%	21.8%
Megan Scripps Tagliaferri	267,333	326,702	11,398,056	11,724,758	95.5%	21.2%
Ellen McRae Scripps	23,866	66	11,398,056	11,398,122	95.5%	20.6%

(1)	Includes 267,333 Common Voting Shares held by the Trust. The Reporting Persons share voting power with the Trust with respect to the Common Voting Shares held by the Trust under the terms of the Order and the Scripps Family Agreement. Following the expected distribution in the next few months of these remaining 267,333 Common Voting Shares from the Trust to the Minors Trust, they will not be subject to the Scripps Family Agreement unless the Minors Trust becomes a party in the future. Does not include 653,204 Class A Common Shares and 534,666 Common Voting Shares, which may be deemed to be beneficially owned by Mary McCabe Peirce and Elizabeth Logan as co-guardians on behalf of another Trust Beneficiary who is a minor and is not a party to the Scripps Family Agreement and, as a result, such Common Voting Shares are not subject to the Scripps Family Agreement.
(2)	Class A Common Shares include 66 shares held by an immediate family member.
(3)	Class A Common Shares include currently exercisable options to purchase 37,556 shares.
(4)	Reporting Person is the trustee of the Peter M. Scripps Trust under agreement dated 11/13/2002. Such trust is also listed as a separate Reporting Person above.
(5)

Includes shares held by (a)(i) the John P. Scripps Trust FBO Barbara Scripps Evans under agreement dated 2/10/77, (ii) the John P. Scripps Trust FBO Paul K. Scripps under agreement dated 2/10/77, (iii) the John P. Scripps Trust FBO Peter M. Scripps under agreement dated 2/10/77, and (iv) the John P. Scripps Trust Exempt Trust under agreement dated 2/10/77, of which the Reporting Person is a co-trustee with

CUSIP No. 811054402

Peter R. La Dow and Paul K. Scripps, and (b)(i) the Douglas A. Evans 1983 Trust, (ii) the John P. Scripps Trust FBO Douglas A. Evans under agreement dated 12/28/1984, (iii) the Victoria S. Evans Trust under agreement dated 5/19/2004, and (iv) the Thomas S. Evans Irrevocable Trust under agreement dated 6/29/2004, of which the Reporting Person is the trustee. Such trusts are also listed as separate Reporting Persons above.
(6)	Includes shares held by the Survivor’s Trust of the La Dow Family Trust under agreement dated 6/29/2004 and the Marital Trust of the La Dow Family Trust under agreement dated 6/29/2004. The Marital Trust is also listed as a separate Reporting Person above. Peter R. La Dow is the trustee of all of these trusts.
(7)	Class A Common Shares include currently exercisable options to purchase 84,504 shares and 4,206 restricted stock units, which may vest and be settled in Class A Common Shares within 60 days of March 18, 2013. Class A Common Shares and Common Voting Shares also include shares held by (a)(i) the John P. Scripps Trust FBO Barbara Scripps Evans under agreement dated 2/10/77, (ii) the John P. Scripps Trust FBO Paul K. Scripps under agreement dated 2/10/77, (iii) John P. Scripps Trust FBO Peter M. Scripps under agreement dated 2/10/77, and (iv) the John P. Scripps Trust Exempt Trust under agreement dated 2/10/77, of which the Reporting Person is a co-trustee with Ms. Evans and Mr. La Dow, and (b)(i) the John Peter Scripps 1983 Trust, (ii) the Ellen McRae Scripps 1983 Trust, (iii) the John P. Scripps FBO Ellen McRae Scripps under agreement dated 12/28/1984, (iv) the John P. Scripps Trust FBO John Peter Scripps under agreement dated 12/28/1984, and (v) the Paul K. Scripps Family Revocable Trust U/A dated 2/7/1994, of which the Reporting Person is trustee. Such trusts are also listed as separate Reporting Persons above.
(8)	Includes shares held by (a)(i) the John P. Scripps Trust FBO Barbara Scripps Evans under agreement dated 2/10/77, (ii) the John P. Scripps Trust FBO Paul K. Scripps under agreement dated 2/10/77, (iii) the John P. Scripps Trust FBO Peter M. Scripps under agreement dated 2/10/77, and (iv) the John P. Scripps Trust Exempt Trust under agreement dated 2/10/77, of which the Reporting Person is a co-trustee with Ms. Evans and Mr. P. K. Scripps, and (b)(i) the Marital Trust of the La Dow Family Trust, and (ii) the La Dow Family Trust (excluding shares already accounted for held in the Marital Trust of the La Dow Family Trust), of which the Reporting Person is the trustee. Such trusts are also listed as separate Reporting Persons above.
(9)	Includes 200 shares held by immediate family members.
(10)	Includes shares held by the Anne M. La Dow Trust under agreement dated 10/27/2011, of which the Reporting Person is trustee. Such trust is also listed as a separate Reporting Person above.
(11)	Class A Common Shares include (a) currently exercisable options to purchase 42,250 shares, (b) 4,206 restricted stock units, which may vest and be settled in Class A Common Shares within 60 days of March 18, 2013, (c) 383,385 shares held directly and (d) 326,610 shares held by the Trust. Common Voting Shares include (a) 267,333 shares held directly, and (b) 267,333 shares held by the Trust. The 326,610 Class A Common Shares (other than the nine shares to be sold) and 267,333 Common Voting Shares held by the Trust are expected to be distributed to the Minors Trust in the next few months.
(12)	Class A Common Shares include (a) currently exercisable options to purchase 104,000 shares, (b) 4,206 restricted stock units, which may vest and be settled in Class A Common Shares within 60 days of March 18, 2013, (c) 334,885 shares held directly, (d) 653,204 shares held as a co-guardian with Elizabeth Logan for the benefit of another Trust Beneficiary who is a minor and is not a party to the Scripps Family Agreement, and (e) 326,610 Class A Common Shares held by the Trust. Common Voting Shares include (a) 267,333 shares held directly, (b) 534,666 shares held as a co-guardian with Elizabeth Logan for the benefit of another Trust Beneficiary who is a minor and is not a party to the Scripps Family Agreement and (c) 267,333 shares held by the Trust. The Reporting Person is not bound by the Scripps Family Agreement with respect to the shares held as co-guardian. The 326,610 (other than the nine shares to be sold) Class A Common Shares and 267,333 Common Voting Shares held by the Trust are expected to be distributed to the Minors Trust in the next few months.

CUSIP No. 811054402

(13)	Includes 653,204 Class A Common Shares and 534,666 Common Voting Shares held as a co-guardian with Mary McCabe Peirce for the benefit of another Trust Beneficiary who is a minor and is not a party to the Scripps Family Agreement. The Reporting Person is not bound by the Scripps Family Agreement with respect to the shares held as co-guardian.

CUSIP No. 811054402

APPENDIX C

For each Reporting Person listed below, the following table sets forth the aggregate number of Common Voting Shares and Class A Common Shares acquired by the Reporting Person during the 60 days ended March 18, 2013, the amount and source of the funds used to acquire such shares, if any such funds were borrowed, a description of the transaction and the parties thereto, the table also sets forth the date of the transaction, the price per share and where and how the transaction was effected.

Name	Number and Type of Common Shares Acquired	Date	Amount of Funds	Price Per Share	Where and How the Transaction Was Effected	Source of Funds	Description of Borrowing Transaction
Paul K. Scripps	9,389	3/4/13	$79,712.61	$8.49	option exercise	cashless exercise	n/a
Paul K. Scripps Family Revocable Trust U/A dated 2/7/1994	1,732	3/4/13	$0	$0	contribution by Paul K. Scripps	n/a	n/a